UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(X)         Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2007.

or

( )           Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from ______________ to ___________.

Commission file number 1-3492

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Halliburton Retirement and Savings Plan
10200 Bellaire Blvd.
Building 91, Room 2NE18B
Houston, Texas 77072

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Halliburton Company
(a Delaware Corporation)
75-2677995
140l McKinney, Suite 2400
Houston, Texas 77010

Telephone Number  –  (713) 759-2600

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Halliburton Retirement and Savings Plan:

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits – December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Plan Benefits – Year ended December 31, 2007

Notes to Financial Statements – December 31, 2007 and 2006

Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2007

Signature

Exhibit

Consent of Harper & Pearson Company, P.C. (Exhibit 23.1)

HALLIBURTON RETIREMENT AND SAVINGS PLAN

Table of Contents

Financial Statements	Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2007	3

Notes to Financial Statements
December 31, 2007 and 2006	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007	15

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To the Benefits Committee of
Halliburton Retirement and Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Retirement and Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the year ended December 31, 2007 in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Harper & Pearson Company, P.C.

Houston, Texas
June 20, 2008

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments
Cash and cash equivalents	$2,077,518	$697,315
Plan’s interest in Master Trust at fair value	3,754,033,396	3,474,261,911
Participant loans	60,078,056	56,496,059
Total investments	3,816,188,970	3,531,455,285
Receivables
Company contributions receivable, net of forfeitures Participant contributions receivable	60,296,160 92,122	52,423,930 —
Total receivables	60,388,282	52,423,930

Net assets available for plan benefits at fair value	3,876,577,252	3,583,879,215
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(20,742,658)	(11,274,432)

Net assets available for plan benefits	$3,855,834,594	$3,572,604,783

See accompanying notes to financial statements.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2007

Additions
Investment income, net
Plan’s interest in Master Trust net investment activity	$324,747,072
Interest on loans to participants	4,256,110
Total investment income	329,003,182
Contributions
Company, net of forfeitures	114,339,895
Plan participants	123,814,125
Rollovers	13,232,979
Total contributions	251,386,999

Total additions	580,390,181

Deductions
Benefits paid to participants	283,565,591
Investment management fees and administrative expenses	13,594,779
Total deductions	297,160,370

Net increase in net assets available for plan benefits	283,229,811

Net assets available for plan benefits
Beginning of year	3,572,604,783

End of year	$3,855,834,594

See accompanying notes to financial statements.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

(1)	Description of the Plan

    The Halliburton Retirement and Savings Plan (the “Plan”) is a defined contribution plan maintained for the benefit of certain qualified employees of Halliburton Company and certain subsidiaries (the “Company”).  The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The following description of the Plan provides only general information.  Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

(a)	Eligibility

All employees of the Company are eligible for immediate participation in the Plan upon their date of hire unless they are among the ineligible populations as defined in the plan document.  Generally, employees are ineligible to participate in the Plan if they are:  (1) covered by a collective bargaining agreement, unless the Company has specifically extended participation to the employee group; (2) nonresident aliens with no earned income from the Company from sources within the United States of America; (3) covered by any other funded plan of deferred compensation of any foreign subsidiary of the Company with respect to employment in the United States of America; (4) leased employees or independent contractors; or (5) eligible (except for meeting age and service requirements) to participate in any other plan of the Company that is intended to meet the requirements of section 401(a) of the IRC other than the Halliburton Retirement Plan (a defined benefit plan).

(b)	Contributions

Employees

Participants may elect to contribute up to 50% of their eligible earnings, not to exceed the Internal Revenue Service (“IRS”) compensation limit ($225,000 for 2007), to the tax deferred savings feature of the Plan through periodic payroll deductions.  The total amount of participant tax deferred savings contributions was limited to $15,500 for 2007.

The Plan contains an automatic enrollment feature for eligible employees hired on and after January 1, 2006.  These employees are automatically enrolled to contribute 4% of their eligible compensation to the Plan on a pre-tax basis unless such employees affirmatively take action to opt-out of the automatic enrollment process.  The contributions made under the automatic enrollment process are invested in the Moderate Premixed Portfolio fund unless the participants affirmatively choose another investment fund or any combination of investment funds available under the Plan.  The participants have the option to stop or change their contribution and investment fund elections at any time.

Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($5,000 per participant in 2007).

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Employees are permitted to roll over balances held in other qualified plans or individual retirement accounts (“IRAs”) into the Plan, as specified in the plan document.

Employer

Plan participants who make tax deferred contributions will receive Company matching contributions equal to 100% of the first 4% of a participant’s eligible compensation during the applicable pay period.

The Company also provides an annual non-elective contribution of 4% of eligible compensation on behalf of each eligible employee, regardless of individual participation in the Plan.  Eligible employees are not required to make any contributions to the Plan in order to receive the non-elective contribution.  To be eligible to receive an allocation of the non-elective contribution, an employee must be employed by the Company or one of its controlled group members as of December 31 or be on an approved leave of absence as of such date.  Eligible employees will also receive an allocation of the non-elective contribution if they terminate their employment with the Company or one of its controlled group members during the plan year due to retirement, death or disability.  The non-elective contribution for the 2007 plan year was funded by the Company in March 2008, in the amount of $60,246,829.

(c)	Plan Accounts

The Company has entered into a master trust agreement with the Halliburton Company Employee Benefit Master Trust (the “Master Trust”).  The Master Trust was established for the collective investment of certain defined contribution and defined benefit plans sponsored by the Company or its affiliates.  The Plan maintains a clearing account, which invests in a short term investment fund to facilitate the payment of benefits and receipt of contributions to the Plan.

(d)	Investment Elections and Transfers

Contributions and participant account balances may be directed to one of thirteen funds or a combination of funds.  The available investment funds are the Aggressive Premixed Portfolio, the Mid Cap Fund, the Conservative Premixed Portfolio, the Balanced Fund, the Large Cap Value Fund, the Bond Index Fund, the S&P 500 Index Fund, the Large Cap Growth Fund, the Non-US Equity Fund, the Moderate Premixed Portfolio, the Small Cap Value Fund, the Stable Value Premixed Portfolio, and the Halliburton Stock Fund. The assets of the funds are held in the Master Trust. The Halliburton Stock Fund (“HSF”) was closed to new investments effective January 1, 2007.

The Plan allows participants to make transfers of their account balances among the funds, subject to Plan’s investment transfer policy. The amount of the transfer may be all or any portion of the participant’s account balance.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Effective January 1, 2006, the Plan adopted a new investment transfer policy which places waiting periods on transfers and reallocations into and out of all of the investment funds.  If a participant makes a transfer or fund reallocation out of a fund other than the Stable Value Premixed Portfolio, the participant cannot transfer money into that same fund for up to twenty calendar days.  If funds are transferred or reallocated into the Stable Value Premixed Portfolio, the number of units that the money represents on the day of the transfer or reallocation transaction is locked in and cannot be transferred out of the Stable Value Premixed Portfolio for up to twenty calendar days.  Participants are permitted to reallocate or transfer money into the Stable Value Premixed Portfolio at any time.

(e)	Administration

The Halliburton Company Benefits Committee (the “Benefits Committee”) controls and manages the operation and administration of the Plan. The Halliburton Company Investment Committee (the “Investment Committee”) controls and manages the operation and administration of the Master Trust. State Street Bank and Trust Company (“State Street”) is the Plan’s trustee and Hewitt Associates LLC is the record keeper.

(f)	Participant Loans

A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance (reduced by the highest outstanding loan balance in all Company sponsored plans in the prior twelve months).  A participant may not have more than one loan outstanding at any time.  Loans bear interest at the current prime rate plus 1% as published in the Wall Street Journal as of the first day of each month.  Loans must be repaid within five years (ten years for primary residence loan) through payroll deductions and are collateralized by the participant’s account balance.  If a participant fails to comply with the repayment terms of the loan, the Benefits Committee or its designee may deem such defaulted loans as a distribution when the loans are considered uncollectible from the participant.

(g)	Vesting

Participants are immediately 100% vested in their tax deferred contributions, Company matching contributions, rollover contributions, and the related earnings.  Participants become fully vested in the non-elective contributions upon (1) completion of three years of service, (2) reaching the Normal Retirement Date while employed by the Company, or (3) termination of employment with the Company due to death or disability.  Participants who terminate prior to becoming fully vested forfeit their nonvested balances in accordance to the terms of the Plan.

Forfeitures are used to reduce future Company contributions.  The forfeiture amounts that were used to reduce Company contributions totaled $5,546,646 for the year ended December 31, 2007.  Forfeitures available to reduce future company contributions were $1,469,514 at December 31, 2007 and $140,368 at December 31, 2006.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

(h)	Distributions

Each participant or their designated beneficiary may elect to receive a distribution upon retirement, termination, disability, or death.  Direct rollovers to an IRA or other eligible retirement plans are permitted.  All termination distributions are generally made in lump-sum amounts or pursuant to a commercial annuity contract.  Periodic installments, lump-sum distributions and commercial annuity contracts are also available to participants who retire or become disabled, at the participant’s election.  Distributions upon the death of a participant are generally made in the form of a lump-sum payment or periodic installments, as elected by the designated beneficiary.  Certain joint and survivor annuities are available upon election to participants who had a balance under the Plan prior to June 1998, as provided under the terms of the Plan.  Distributions from the HSF may be made in the form of shares of stock or cash.

While employed, a participant may make in-service withdrawals from his or her after-tax account or rollover account as defined in the plan document.  In-service withdrawals from all accounts under the Plan are also permitted upon attainment of age 59-1/2.  Further, in-service withdrawals from a participant’s tax-deferred savings account can be made in the event of a proven financial hardship, subject to limitations under the Plan.  Certain additional in-service withdrawals are permitted for account balances transferred from acquired company plans, as defined in the plan document.

(i)	Investment Earnings

Investment earnings on participants’ accounts are allocated proportionately based on their relative account balance in each investment fund.

(j)	Halliburton Stock Fund

Effective July 1, 2002, the HSF was converted into an Employee Stock Ownership Plan (“ESOP”).  The ESOP is designed to comply with Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of ERISA.

The ESOP has a dividend pass-through election whereby any cash dividends attributable to Halliburton Company Common Stock held by the ESOP are to be paid by the Company directly to the Trustee.  The participants may elect to receive the dividends in cash or reinvest it for more units of the HSF.  Any cash dividends received by the Trustee which are attributable to financed stock are to be used by the Trustee to make exempt loan payments until the exempt loan has been repaid in full.  During 2007 and 2006, there were no loans related to stock purchases.

Each participant is entitled to exercise voting rights attributable to the Halliburton Company Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is not permitted to vote any allocated shares for which instructions have been given by a participant.  The Trustee is required, however, to vote all shares which have not been voted by Plan participants or beneficiaries.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Effective January 1, 2007, the HSF was closed to new investments. No further contributions or transfers into the HSF will be permitted. Participants will have until December 31, 2009 to transfer all amounts out of the HSF.  Any amounts not transferred out of the HSF by the end of this sunset period will be liquidated and invested in an investment fund chosen by the Investment Committee. However, the Benefits Committee reserves the right to implement periodic transfers and/or change or accelerate the sunset period at any time.

(k)	Plan Termination

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time.  The Chief Executive Officer of the Company may amend the Plan if such amendment does not have a significant cost impact on the Company or if the amendment is required to acquire or maintain the qualified status of the Plan.  No Plan termination is contemplated, but if it should occur, the accounts of all participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b)	New Accounting Standard

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, “Fair Value Measurements”  SFAS 157 defines fair value, sets out a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements of assets and liabilities. The Plan adopted SFAS 157 as of January 1, 2008 without material impact on the Statements of Net Assets Available for Plan Benefits or the Statement of Changes in Net Assets Available for Plan Benefits.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

(c)	Valuation of Investments

The investments in all funds except the Stable Value Premixed Portfolio are presented at fair value, based on the quoted market prices of the underlying securities within each fund at December 31, 2007 and 2006.

The Plan invests in cash, cash equivalents and participant loans, which are held by the Trustee outside of the Master Trust.  Cash and cash equivalents are in a short term investment fund, which is valued at cost, which approximates fair value.  Participant loans are valued at cost, which approximates fair value.

The Plan’s proportionate interest in the Master Trust net assets is presented at fair value with an adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Cash equivalents, exchange traded derivative financial instruments, stock securities, mutual funds, bonds and notes, and all other debt securities held within the Master Trust are presented at their fair market value.  Common/collective trust funds are stated at the fair market value of the underlying securities.

The Stable Value Premixed Portfolio (“SVPP”) is reported at fair value and adjusted to contract value. Contract value represents the accumulated contributions plus accrued net earnings, less distributions. Fair value of the investment in the SVPP is estimated using discounted cash flows. The SVPP invests primarily in asset-backed contracts that are fully benefit-responsive. These asset-backed contracts have two components: (1) a portfolio of securities or underlying assets and (2) a wrap contract. These underlying assets, generally fixed income securities, are held by an independent trustee for the sole benefit of the fund and a wrap contract is entered into for a fee with a financial institution to assure contract value liquidity for plan participant directed withdrawals, transfers or loans. The underlying assets are valued as described in the preceding paragraphs of this section. The issuer of the contract (wrap provider) undertakes to repay the principal amount deposited plus accrued interest less expenses to fund participant-directed withdrawals, transfers and loans. The crediting rate of the asset-backed contract is a function of the relationship between the market value, yield and duration of the underlying assets versus the contract value. If the positive adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value increases, the crediting rate at the next reset date will be negatively impacted and vice versa. Interest rate change is a key factor that can influence future crediting rates because it impacts the value, yield and duration of the underlying securities. The contract rate is reset periodically by wrap providers and cannot be less than zero.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

The net average yield earned divided by the underlying assets of the wrapped contracts for 2007 was 6.64% and for 2006 was 4.49%. The net actual interest rate credited to participants divided by the underlying assets of the wrapped contracts for 2007 was 5.34% and for 2006 was 5.10%.

All of the asset-backed contracts held by the SVPP are fully participating contracts. In a fully participating contract, the asset and liability risks may be transferred from the wrap provider to the fund in the event of a plan termination or non-participant directed withdrawal, transfer or loan.  The risk of this event happening is not probable.  The wrap provider may terminate a fully benefit-responsive contract and settle at an amount different from the contract value if the wrap provider of the fund is unable to meet the terms of the contract.

These investment funds are exposed to various risks, such as interest rate, market and credit.  Due to these risks, the amounts reported in the Statements of Net Assets Available for Plan Benefits could be materially affected in the near term.

(d)	Securities Transactions and Investment Income

The Plan records interest on cash and cash equivalents and participant loans held outside of the Master Trust when earned.  Purchases and sales of securities held outside the Master Trust are recorded on the trade-date basis.

Purchases and sales of securities in the Master Trust are also recorded on the trade-date basis.  Realized gains (losses) on investments sold and unrealized appreciation (depreciation) for investments of the Master Trust are combined and presented as Plan’s interest in Master Trust net investment activity on the Statement of Changes in Net Assets Available for Plan Benefits.

In addition, investment income of the Master Trust includes interest, dividends, and other income.  Interest income of the Master Trust investments is recorded when earned.  Dividends on the Master Trust investments are recorded on the ex-dividend date.

(e)	Administrative Expenses

The Master Trust pays substantially all plan expenses on behalf of the Plan.  Generally, trustee fees, recordkeeping fees, audit fees, and investment management fees are paid from Master Trust assets and are charged to the plans participating in the Master Trust.  Expenses related to the direct management of the Master Trust are shared on an equitable basis by the participating plans.  Expenses specifically related to an individual plan are charged to the assets of the Plan which incurred the charges.  These expenses, totaling $13,594,779 for 2007, are shown as a separate component in the Statement of Changes in Net Assets Available for Plan Benefits.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

(3)	Investment Assets Held in the Master Trust

Certain assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust.  The assets of the Master Trust are segregated into thirteen funds in which the defined contribution plans may participate.  The combination of the plans’ assets is only for investment purposes and the plans continue to be operated under their current plan documents, as amended.

The Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and certain administrative expenses) which can be specifically identified and allocated among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets.

In April 2007, Halliburton completed the separation of KBR, Inc. (“KBR”) from the Company. In accordance with the Master Trust agreement and the Employee Matters agreement between Halliburton and KBR, the assets related to the Brown & Root, Inc. Employees' Retirement and Savings Plan and Kellogg Brown & Root, Inc. Retirement and Savings Plan, have been split-off from the Master Trust and were transferred to KBR by the trustee during February and March 2007. The amount of assets transferred to KBR totaled $2,060,764,873.

The following is a summary of net assets as of December 31, 2007 and 2006 and total net investment activity for the year ended December 31, 2007 and net appreciation (depreciation) by investment type for the year ended December 31, 2007 of the Master Trust. The Plan’s interest in the Master Trust’s net assets for the applicable periods are also presented.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Net Assets	2007	2006

Assets
Investments
Cash and equivalents	$145,446,709	$193,438,035
Derivatives	3,037,949	2,250,315
Collateral received for securities loaned	487,268,935	638,638,539
U.S. bonds and notes	1,189,680,353	1,798,435,833
Non-U.S. bonds and notes	87,942,866	124,490,738
Halliburton stock	254,648,218	340,448,470
Other U.S. stock	648,856,042	1,157,918,463
Non-U.S. stock	601,523,748	672,023,819
Common/collective trust funds	515,805,239	770,696,209
Mutual funds	155,334,114	262,876,450
Securities loaned
U.S. bonds and notes	173,033,859	391,476,097
Other U.S. stock	282,154,610	188,830,671
Non-U.S. stock	20,635,133	43,565,784
Total investments	4,565,367,775	6,585,089,423
Receivables
Receivables for investments sold	216,993,811	383,326,380
Dividends	1,580,433	2,516,104
Interest	13,614,722	22,913,222
Other	378,549	660,036
Total receivables	232,567,515	409,415,742
Total assets	4,797,935,290	6,994,505,165

Liabilities
Payable for investments purchased	420,765,363	702,465,690
Obligation for collateral received for securities loaned	487,268,935	638,638,539
Other payables	7,769,881	7,209,486
Total liabilities	915,804,179	1,348,313,715
Net Assets at fair value	3,882,131,111	5,646,191,450
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(20,751,607)	(19,493,698)
Net Assets	$3,861,379,504	$5,626,697,752
Plan’s interest in Master Trust net assets at fair value	$3,754,033,396	$3,474,261,911
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(20,742,658)	(11,274,432)
Plan’s interest in Master Trust net assets	$3,733,290,738	$3,462,987,479
Plan’s percentage interest in Master Trust net assets	96.68%	61.55%

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Year ended
December 31,
Net Investment Activity	2007

Net investment appreciation	$263,450,670
Investment income	122,041,656
Expenses	(16,773,532)
Net investment activity	$368,718,794

Net Appreciation (Depreciation) by Investment Type

Cash and cash equivalents	$(2,604)
Derivatives	(1,261,242)
U.S. bonds and notes	930,082
Non-U.S. bonds and notes	(292,475)
Halliburton stock	50,921,791
U.S. stock	65,856,135
Non-U.S. stock	94,419,807
Common/collective trust funds	32,215,987
Mutual funds	2,469,116
Other investments	18,194,073
Net investment appreciation	$263,450,670

The Master Trust makes use of several investment strategies involving limited use of derivative investments.  The Master Trust’s management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives.  Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes.  Derivatives are also used as a hedge against foreign currency fluctuations.  The Master Trust’s management does not allow investment managers for the Master Trust to use leveraging for any investment purchase.  Derivative investments are stated at estimated fair market values as determined by quoted market prices.  Gains and losses on such investments are included in the net investment appreciation of the Master Trust.

Certain investment managers of the Master Trust participate in a securities lending program administered by State Street. The transfer of assets under State Street’s securities lending program are secured borrowings with pledge of collateral. The fair market value of the securities loaned as of December 31, 2007 and 2006 was $475,823,601 and $623,872,552 respectively. The cash and non-cash collateral received for securities loaned as of December 31, 2007 and 2006 was $487,268,935 and $638,638,539 respectively. As of December 31, 2007 and 2006, none of the collateral received for securities loaned has been sold or repledged.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

(4)	Investments

The following table represents the fair value of individual investment funds held under the Master Trust that exceed 5% of the Plan’s net assets as of December 31, 2007 and 2006:

	2007	2006
Participation in Master Trust, at fair value:
Stable Value Premixed Portfolio	$1,004,396,569	$1,044,544,517
General Investment Fund	865,865,828	798,339,467
Equity Investment Fund	343,219,884	279,584,740
Halliburton Company Stock Fund	255,991,932	272,103,020
Large Cap Value Fund	232,784,027	240,826,596
Non-U.S. Equity Fund	267,280,156	180,262,762
S&P 500 Index Fund	191,944,780	195,113,853

(5)	Tax Status

The IRS informed the Company by a letter dated March 4, 2004, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC.  The Plan has been amended and restated since receiving the letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2007 and 2006.

(6)	Related-Party Transactions

The Plan, through its participation in the Master Trust, may invest in investment securities issued and/or managed by the Trustee and asset managers.  Additionally, the Master Trust invests in Halliburton Company’s common stock through the HSF.  These entities are considered parties-in-interest to the Plan.  These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
EIN: 75-2677995
PLAN # 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b)	(c)	(d)	(e)
Description of investments,
	Identity of issue,	including maturity date, rate
	borrower, lessor	of interest, collateral, par		Current
	or similar party	or maturity value	Cost	value
*	State Street Bank and	SSBTC short term investment fund
	Trust Company		**	$2,077,518

*	Halliburton Company	Investment in net assets of Halliburton
	Employee Benefit	Company Employee Benefit
	Master Trust	Master Trust	**	3,754,033,396

*	Participant Loans	Loans issued at interest rates between
5.0% and 11.5% with various
		maturities	**	60,078,056
$3,816,188,970

      *Column (a) indicates each identified person/entity known to be a party-in-interest.

    **        Cost omitted for participant directed investments.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Halliburton Company Benefits Committee of the Halliburton Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:                      June 20, 2008

By:                /s/ Gilbert Chavez
Gilbert Chavez, Chairperson of the Halliburton
Company Benefits Committee